press release

Essar Steel’s Committee of Creditors approves ArcelorMittal’s acquisition of Essar Steel

26 October 2018 – ArcelorMittal (‘the Company’) announces Essar Steel India Limited’s (‘ESIL’) Committee of Creditors (‘CoC’) has voted to approve the Company’s acquisition of ESIL. ESIL’s Resolution Professional, on behalf of the CoC, has issued the Company with a Letter of Intent (‘LOI’) stating that the Company has been identified as the ‘Successful Applicant’.

Further to ArcelorMittal being named the H1 Resolution Applicant (the preferred bidder) on 19 October 2018, ESIL’s CoC has now approved the Company’s Resolution Plan for ESIL, with the LOI identifying it as the ‘Successful Resolution Plan’. The Resolution Plan includes an upfront payment of 42,000 crore rupees (*c. $5.7 billion) towards ESIL’s resolution debt, with a further 8,000 crore rupees (*c. $1.1 billion) of capital injection into ESIL to support operational improvement, increase production levels and deliver enhanced levels of profitability.

ESIL is an integrated flat steel producer, and the largest steel company in western India. Its current level of annualised crude steel production is c. 6.5 million tonnes. ESIL also has iron ore pellet facilities in the east of India, with current annual capacity of 14 million tonnes per annum. ArcelorMittal’s Resolution Plan details:

•	The Company’s intention to increase ESIL’s finished steel shipments to 8.5 million tonnes over the medium-term. This will be achieved by initially completing ongoing capital expenditure projects and infusing expertise and best practice to deliver efficiency gains, and then through the commissioning of additional assets, while simultaneously improving product quality and grades to realise better margins;
•	A long-term aspiration to increase finished steel shipments to between 12 and 15 million tonnes through the addition of new iron and steelmaking assets, in order that ESIL can play an active role and fully benefit from the anticipated growth in the Indian steel industry.

In-line with ESIL’s corporate insolvency process, the Company’s Resolution Plan must now be formally accepted by India’s National Company Law Tribunal (‘NCLT’) before completion, which is expected before the end of 2018.

After completion, ArcelorMittal will jointly own and operate ESIL in partnership with Nippon Steel & Sumitomo Metal Corporation (‘NSSMC’), Japan’s largest steel producer and the third largest steel producer in the world, in-line with the joint venture formation agreement signed with NSSMC on 2 March 2018. ArcelorMittal and NSSMC expect to finance the joint venture through a combination of partnership equity (one-third) and debt (two-thirds), and ArcelorMittal anticipates that its investment in the joint venture will be equity accounted.

*at 73.2 Indian rupees / $1